UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

mpg Office trust, inc.

(Name of Subject Company (Issuer))

BROOKFIELD DTLA INC.,

a wholly-owned subsidiary of

Brookfield Office Properties Inc.

(Name of Filing Persons (Offeror))

7.625% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share

(Title of Class of Securities)

553274200

(CUSIP Number of Class of Securities)

Brett Fox

General Counsel

Brookfield Office Properties Inc.

181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3

(416) 369-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

(212) 859-8000

CALCULATION OF FILING FEE
Transaction Valuation: Not applicable	Amount of Filing Fee: Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the issued and outstanding shares of the 7.625% Series A Cumulative Redeemable Preferred Stock (“Preferred Stock”) of MPG Office Trust, Inc. (“MPG”) by Brookfield DTLA Inc. (“Purchaser”), a wholly-owned Delaware subsidiary of Brookfield Office Properties Inc. (“Brookfield”), pursuant to an Agreement and Plan of Merger, dated as of April 24, 2013, by and among MPG, Brookfield DTLA Holdings L.P., a Delaware limited partnership, Brookfield DTLA Fund Office Trust Investor Inc., a Maryland corporation (“Sub REIT”), Brookfield DTLA Fund Office Trust Inc., a Maryland corporation, Brookfield DTLA Fund Properties LLC, a Maryland limited liability company and MPG Office, L.P., a Maryland limited partnership. In addition, Sub REIT, a company that has been established in connection with the transaction, may file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) relating to preferred stock of Sub REIT that may be issued to holders of Preferred Stock who do not tender into the tender offer.

The tender offer to be made in connection with the transaction described in the attached exhibits has not yet commenced, and the exhibits do not constitute an offer to purchase or the solicitation of an offer to sell any securities or the registration of any securities. The solicitation and the offer to buy shares of Preferred Stock will be made pursuant to an offer to purchase and related materials that Purchaser intends to file with the SEC. At the time the tender offer is commenced, Purchaser will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and thereafter MPG will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND HOLDERS OF PREFERRED STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY RELATED REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SUB REIT THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all MPG preferred stockholders. In addition, all of those materials (and all other materials filed or furnished by MPG, Brookfield or Sub REIT with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the offer to purchase and related materials), the Schedule 14D-9 (including the solicitation/recommendation statement) and any related Registration Statement, once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO.

The exhibits to this filing contain “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors relating to the proposed transaction including, but not limited to, the failure to receive the approval of the stockholders of MPG for the transaction; the possibility that various other closing conditions for the transaction may not be satisfied or waived; failure to realize the anticipated benefits and synergies of the transaction, including as a result of a delay in completing the transaction or an increase in costs associated with integration or a delay or difficulty in integrating the businesses of BPO and MPG; the outcome of litigation which may arise in connection with the transaction; and the impact of legislative, regulatory and competitive changes and other risk factors relating to the real estate industry, as detailed from time to time in the reports of BPO and MPG filed with the SEC and the Canadian securities regulatory authorities, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Exhibit Index

99.1	Transcript of a portion of a presentation made at an internal meeting for US employees of BPO, held April 30, 2013.
99.2	Presentation slides from a portion of a presentation made at an internal meeting for US employees of BPO, held April 30, 2013.